Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: The following communication was made available to certain of AMR Corporation’s employees on February 26, 2013.

To American Managers Levels 5+

Subject: American and US Airways Testify on Merger

Summary

This morning, Gary Kennedy, Senior Vice President, General Counsel & Chief Compliance Officer, AMR Corporation and American Airlines, and Stephen Johnson, Executive Vice President, Corporate and Government Affairs, US Airways, testified before the House Subcommittee on Regulatory Reform, Commercial and Antitrust Law on why the combination of American Airlines and US Airways represents the best path forward for the stakeholders of both companies.

Today’s Congressional hearing is a typical occurrence when large companies seek a merger, especially in an industry that has federal oversight and regulation. We also expect the Senate will hold a similar hearing to hear from the companies about why the proposed merger is not only good for consumers but is good public policy.

Testimony Highlights

•

Gary’s and Steve’s testimony focuses on the significant benefits inherent to the proposed merger, and will likely result in media coverage and questions from your people. You can find highlights of the testimony below, and for the entire prepared testimony, you may visit www.newAmericanarriving.com.

•	The merger will create value for all stakeholders.

“This transaction will give us the opportunity to become a stronger competitor, one with a degree of financial stability that we have not experienced in many years. We will be a company that is better positioned to deliver for customers and its people. This transaction is unique in that it is endorsed by all of our labor unions and embraced by the management and boards of both companies.” – Gary Kennedy

•	The merger will create significant benefits for our customers.

“By providing our customers with a broader network, more choices and better service, the combination of American and US Airways will give passengers a stronger competitive alternative to Delta/Northwest and United/Continental…System wide, American Airlines serves 130 cities not served by US Airways, 48 of which are within the United States. Similarly, US Airways serves 62 cities not served by American Airlines, 48 of which are within the United States. By linking these destinations through our hub airports, the New American Airlines will give passengers new and improved online connecting options to get to the places they want to go, when they want to go. The result will be an airline that will have the most service across the Eastern and Central regions of the United States, and an expanded presence and stronger network in the Western United States… The new network will also enhance oneworld as a competitive alternative to other international airline alliances. By adding US Airways and its depth of service to the oneworld alliance, international travelers will have more options.” – Stephen Johnson

•	The merger will improve service and position the new American to further invest in new products and services.

“Of the more than 900 domestic routes flown by the two carriers, there are only 12 overlaps… The combination will make our company a much stronger competitor against the other large airlines. Consumers will have three strong, healthy global network carriers from which to choose, as well as a number of low cost carriers. The new American will have the financial strength to invest the resources needed to improve the customer experience, including new aircraft, cutting edge products and services, and the technology and tools designed to help our employees deliver superior service to our customers.” – Gary Kennedy

•	The merger will mean better pay and benefits and more opportunities for our people.

“The financial stability of the combined company will also provide very significant benefits to our employees including better pay and benefits and a path to compensation that is equal to that of their counterparts at Delta and United; more jobs and greatly improved job security; and better opportunities for advancement.” – Stephen Johnson

Resources

•	You may access today’s prepared testimony from Gary and Steve by visiting www.newAmericanarriving.com.

•	Go to the Merger space on new Jetnet for more information about American’s and US Airways’ planned merger.

Subject Matter Expert Mike Trevino, Communications, Michael.Trevino@aa.com.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.